UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

NAUTILUS, INC.
(Exact name of Registrant as specified in its charter)

Washington	001-31321	94-3002667
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

17750 S.E. 6th Way Vancouver, Washington	98683
(Address of Principal Executive Offices)	(Zip Code)
Aina E. Konold, Chief Financial Officer (360)859-5847
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
This disclosure for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1934, as amended (the “Rule”). Unless otherwise indicated, the terms “Company”, “Nautilus”, “we”, “us”, and “our” refer to Nautilus, Inc., a Washington corporation, together with its subsidiaries.
We have evaluated our products in accordance with the Rule and determined that tantalum, tin, tungsten and gold ("3TG"), which are “conflict minerals” as defined in the Rule, are necessary to the functionality or production of certain of our products.

All of our finished products and product components are produced by third-party manufacturers, who are responsible for the sourcing of raw materials necessary to produce finished products or product components to our specification. We exercised due diligence regarding the source and chain of custody of our conflict minerals by conducting a supply-chain survey and/or making inquiries with direct suppliers of products or product components potentially containing conflict minerals. We do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals in our products or to identify the facilities used to process those conflict minerals.

Item 1.02	Exhibit
A copy of our Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021 is filed as Exhibit 1.01 hereto and is also available at our website www.nautilusinc.com under the heading “Investors - SEC Filings.”

Section 2 - Exhibits

Item 2.01	Exhibits
1.01 - Conflict Minerals Report of Nautilus, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC.
(Registrant)

May 31, 2022	By:	/s/ Aina E. Konold
Date		Aina E. Konold
Chief Financial Officer
(Principal Financial Officer)